Exhibit 99.1

IR-220

CNinsure Announces Change of Company Name to Fanhua Inc.
and Ticker Symbol to FANH

GUANGZHOU, China, December 6, 2016 (GLOBE NEWSWIRE) - CNinsure Inc. ( “CNinsure” or “the Company”) (Nasdaq: CISG), a leading independent online-to-offline financial services provider operating in China, today announced the results of its extraordinary general meeting of shareholders held in Guangzhou on December 6, 2016.

At the extraordinary general meeting, the shareholders passed resolutions to (i) change the Company’s name from “CNinsure Inc.” to “Fanhua Inc.” and (ii) amend the Company’s memorandum and articles of association to reflect the name change.

In connection with the name change, the Company also announced the change of its ticker symbol from “CISG” to “FANH” and the corresponding changes in CUSIP numbers for its ordinary shares and ADSs. The new symbol and CUSIP numbers will become effective upon the opening of the Nasdaq market on December 7, 2016. The Company's official website will be changed to www.fanhuaholdings.com on December 15, 2016, local time.

Commenting on the changes, Mr. Yinan Hu, Chairman of the Board of the Company stated: “The Company’s business has become increasingly diversified and currently provides a wide range of financial services in addition to traditional insurance services. We believe the change of the company’s name and ticker symbol will more appropriately reflect our business direction.”

About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, CNinsure’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

CONTACT: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@cninsure.net